Exhibit 99.1

PENN WEST ANNOUNCES ITS FINANCIAL AND OPERATIONAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2015 AND PROVIDES UPDATED 2015 GUIDANCE

FOR IMMEDIATE RELEASE, July 30, 2015

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the second quarter ended June 30, 2015 and 2015 guidance update. All figures are in Canadian dollars unless otherwise stated.

	Three months ended June 30			Six months ended June 30
	2015	2014	% change	2015	2014	% change
Financial (millions, except per share amounts)

Gross revenues (1,2)	$360	$656	(45)	$700	$1,329	(47)
Funds flow from operations (2)	79	299	(74)	151	568	(73)
Basic per share (2)	0.16	0.61	(74)	0.30	1.15	(74)
Diluted per share (2)	0.16	0.61	(74)	0.30	1.15	(74)
Funds flow (2)	47	298	(84)	159	567	(72)
Basic per share (2)	0.09	0.61	(85)	0.32	1.15	(72)
Diluted per share (2)	0.09	0.60	(85)	0.32	1.15	(72)
Net income (loss)	(28)	143	>(100)	(276)	54	>(100)
Basic per share	(0.06)	0.29	>(100)	(0.55)	0.11	>(100)
Diluted per share	(0.06)	0.29	>(100)	(0.55)	0.11	>(100)
Development capital expenditures (3)	64	65	(2)	255	260	(2)
Long-term debt at period-end	$2,206	$2,234	(1)	$2,206	$2,234	(1)

Dividends (millions)
Dividends paid (4)	$5	$69	(93)	$75	$137	(45)
DRIP	—	(15)	(100)	(10)	(29)	(66)

Dividends paid in cash	$5	$54	(91)	$65	$108	(40)

Operations

Daily production (average)
Light oil and NGL (bbls/d)	51,275	55,783	(8)	51,859	57,144	(9)
Heavy oil (bbls/d)	11,947	13,625	(12)	12,418	13,373	(7)
Natural gas (mmcf/d)	168	224	(25)	172	231	(26)

Total production (boe/d) (5)	91,164	106,706	(15)	93,024	109,070	(15)

Average sales price
Light oil and NGL (per bbl)	$58.05	$95.22	(39)	$52.05	$93.93	(45)
Heavy oil (per bbl)	46.44	79.55	(42)	38.06	74.59	(49)
Natural gas (per mcf)	$2.78	$4.96	(44)	$2.93	$5.37	(45)
Netback per boe
Sales price	$43.84	$70.34	(38)	$39.53	$69.74	(43)
Commodity gain (loss)	(0.49)	(3.05)	(84)	1.51	(2.51)	>(100)

Net sales price	43.35	67.29	(36)	41.04	67.23	(39)
Royalties	(4.72)	(11.54)	(59)	(4.51)	(10.82)	(58)
Transportation	(1.40)	(1.18)	19	(1.37)	(1.18)	16
Operating expenses	(18.51)	(15.20)	22	(18.74)	(17.82)	5

Netback (2)	$18.72	$39.37	(52)	$16.42	$37.41	(56)

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	The terms “gross revenues”, “funds flow”, “funds flow from operations” and their applicable per share amounts, and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow/ Funds Flow From Operations” and “Non-GAAP Measures” sections below.
(3)	Includes capital carried by partners.
(4)	Includes dividends paid in cash that are subsequently reinvested to purchase shares from treasury under the dividend reinvestment plan.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

PRESIDENT’S MESSAGE

Strong operational performance and improvements to our financial position in the second quarter continued to advance our long-term strategy of light oil growth and balance sheet strength.

Production of 91,164 boe per day was within our expected guidance range and was 69 percent liquids weighted. To provide increased transparency into performance of funds flow generated directly from our operations we have adopted a “funds flow from operations” metric. This metric does not include the impact of both foreign exchange hedge monetizations and realized gains/losses from foreign currency debt prepayments and maturities. We expect that this metric will be more comparable on a quarter-over-quarter basis and will demonstrate the consistent delivery of our operating performance. The Company’s funds flow from operations was $79 million ($0.16 per share - basic) for the second quarter, which was slightly above $72 million ($0.14 per share - basic) in the first quarter of 2015.

During the quarter, we finalized amending agreements with our lenders, which included modifications to our financial covenants, further increasing our financial flexibility and clearing the way for us to proceed with our development plans in the second half of 2015. As part of these amending agreements, we will offer the net proceeds from asset dispositions to prepay outstanding principal amounts owing to noteholders and to repay outstanding amounts under our syndicated bank facility on a pro rata basis until March 30, 2017 or when $650 million has been prepaid to noteholders. As at June 30, 2015, the Company was in compliance with all financial covenants under its lending agreements, principally, its Senior Debt to EBITDA ratio was 3.2 times, relative to a 5.0 times limit.

We also closed several non-core divestitures during the quarter for total proceeds of approximately $414 million, all of which have been or will be applied to debt repayment as outlined above. We are moving forward on additional non-core asset sales in an effort to further reduce debt and strengthen our balance sheet. We remain confident in our ability to transact on asset dispositions despite the current commodity price environment. As we continue to execute on the long-term strategy for Penn West, these transactions make the enterprise more focused and competitive.

Operationally, we executed the second quarter as planned and focused primarily on completion activities in the Cardium and Viking programs. The unseasonably warm and dry conditions allowed us to get an early start on preparations for our second half 2015 programs. Those same dry conditions, however, also contributed to an early and active forest fire period in certain operating areas which we were able to mitigate. Additionally, there were some volumes offline due to third party pipeline outages during the quarter.

While we continue to witness significant volatility in the commodity and foreign exchange markets, our realized prices remain fairly resilient. The weakening of the Canadian dollar, combined with narrowing differentials between Canadian realized prices and WTI, has helped mitigate the impact of weakening benchmark crude prices. We have also experienced increased stability in our revenues through our ongoing hedging program.

Additionally, we took advantage of the slowdown in activity during breakup to re-evaluate our asset portfolio and second half capital program in the context of lower commodity prices. Our updated evaluations show that Penn West’s economics on new wells in the Cardium and Viking remain profitable and very competitive with our peers. We believe the best economic decision is to maintain the majority of our second half drilling program, although we are mindful of the recent crude oil price weakness and will act accordingly should these lower prices persist.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Production in the second quarter was within guidance and averaged 91,164 boe per day. In the quarter, volumes were reduced by approximately 1,000 boe per day by the divestiture of certain non-core assets and by approximately 2,000 boe per day from the voluntarily shut-in of volumes for economic reasons.

•	To increase the transparency and comparability of funds flow, Penn West has introduced funds flow from operations, which excludes certain non-recurring and non-operationally related funds flow items. For further details, please refer to the Calculation of Funds Flow/Funds Flow From Operations below.

•	Funds flow from operations, which excludes foreign exchange hedge monetizations/settlements and realized debt foreign exchange losses, was $79 million ($0.16 per share) compared to $299 million ($0.61 per share – basic) in the comparative period in 2014. The decrease is primarily attributed to lower revenues due to declines in commodity prices and lower production volumes as a result of non-core asset disposition activity.

•	Funds flow for the second quarter was $47 million ($0.09 per share – basic) compared to $298 million ($0.61 per share – basic) in the comparative period in 2014. The decrease is consistent with the reasons noted in funds flow from operations above plus realized foreign exchange losses on debt prepayments and maturities in the quarter.

•	Development capital expenditures were $64 million during the second quarter of 2015 compared to $65 million in the second quarter of 2014. The Company’s development program was focused on completion work within the Cardium and Viking plays as overall activity levels were lower than the first quarter of 2015 due to spring break-up.

•	During the second quarter, Penn West closed several non-core divestitures for total proceeds of approximately $414 million, all of which have been or will be applied to debt repayment.

•	As part of our on-going program to protect funds flow, Penn West layered in several additional crude oil hedges during and subsequent to the second quarter. Accordingly, the Company currently has crude oil hedges in place as follows:

Notional Volumes (bbls/d)	Contract Term	Pricing (C$ WTI/bbl)
12,500	Q3/15	70.40
12,500	Q4/15	72.57
9,500	Q1/16	72.83
6,000	Q2/16	71.94
5,000	Q3/16	72.08
5,000	Q4/16	72.08

Note: 7,500 barrels of the hedges for Q3/15 are contracted in USD at $52.00 per barrel and converted at an FX rate of C$/US$ 1.30.

OUTLOOK AND REVISED 2015 GUIDANCE

In December 2014, when Penn West last updated its 2015 capital budget, the forward strip for crude oil was in the range of the Company’s Canadian per barrel pricing assumption of C$65.00. Since that time, crude oil prices have declined. Accordingly, the Company has reduced its Canadian crude oil pricing assumption for full year 2015 to C$60.00 per barrel, which is approximately equivalent to US$50.00 per barrel WTI adjusting for foreign exchange and transportation differentials. Consequently, the Company is updating its funds flow from operations guidance range from $500 - $550 million to $350 - $400 million. The decrease in funds flow from operations guidance is largely attributed to lower benchmark oil and natural gas prices, although continued weakness in NGL realizations in the second half of 2015 could have a further impact on reported funds flow from operations. Additionally, the capital budget has been reduced from $625 million to $575 million as a result of a deferral of certain projects and reduced cost estimates.

Table 1: Summary of Changes to 2015 Capital Budget and Assumptions

	Nov 17, 2014 Budget	Dec 17, 2014 Revision	Jul 29, 2015 Revision	Change From Dec
Canadian Light Sweet Crude Oil Assumption (C$/bbl)	$86.50	$65.00	$60.00	-7.7%
AECO Natural Gas Assumption (C$/mcf)	$3.69	$3.25	$3.25	nil
C$/US$ Foreign Exchange Assumption	$1.04	$1.15	$1.25	8.7%
Production (Boe/d)	95,000 - 105,000	90,000 - 100,000	90,000 - 100,000	nil
Capital Budget (MM)	$840	$625	$575	-8.0%
Funds Flow From Operations (MM)	$875 - $925	$500 - $550	$350 - $400	-28.6%

For sensitivities to key drivers of the Company’s business please refer to page 17 of the associated MD&A for the three and six months ended June 30, 2015.

This outlook section is included to provide shareholders with information about Penn West’s expectations as at July 29, 2015 for production, funds flow from operations and capital expenditures in 2015 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels and production and funds flow from operations performance for 2015, including fluctuations in commodity prices and its ongoing asset disposition program.

LONG-TERM DEBT

•	As at June 30, 2015, the Company was in compliance with all financial covenants under its lending agreements and it had approximately $700 million of undrawn capacity under its syndicated bank facility of $1.2 billion. Senior Debt to EBITDA was 3.2 times, relative to a 5.0 times limit.

•	In May 2015, Penn West announced the finalization of amending agreements with its lenders. The amended covenants require Penn West to remain below 5.0 times Senior Debt to EBITDA until June 30, 2016, below 4.5 times from July 1, 2016 to September 30, 2016 and below 4.0 times from October 1, 2016 to December 31, 2016. Thereafter, Penn West’s Senior Debt to EBITDA debt covenant returns to 3.0 times.

•	Pursuant to the terms of the amending agreements with its banking syndicate and noteholders, in the event that Penn West completes any asset dispositions prior to March 30, 2017, it has committed to use the net proceeds from such asset dispositions to offer to prepay at par not less than $650 million of the outstanding principal amounts owing to noteholders (subject to noteholder acceptance), with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. During the second quarter, a total of $316 million was prepaid under this provision, including $278 million in senior notes at par and $38 million on the syndicated bank facility.

•	During the second quarter US$165 million of senior notes matured and were repaid utilizing the company’s syndicated bank facility.

•	Subsequent to the end of the second quarter, $98 million from the most recently completed divestments was offered and accepted by lenders for further prepayment of outstanding notes and repayment of indebtedness on our syndicated bank facility on a pro rata basis. The pro rata syndicated bank facility allocation of $17 million was repaid in early July. We expect the allocated noteholders amount to be paid on August 7, 2015. In anticipation of this noteholder settlement, the Company entered into foreign exchange forward contracts on US$70 million to fix the offered amounts related to the US denominated notes expected to be prepaid in early August.

OPERATED DEVELOPMENT ACTIVITY

During the second quarter, Penn West performed a review of its remaining capital plans for 2015. The analysis reaffirmed that Penn West’s assets are able to deliver strong economic returns in the current commodity price environment and supports continued development of its core plays in the Cardium and Viking, which remain profitable on a full cycle basis.

The Company continues to realize reductions in well and infrastructure costs due to both innovation in well designs and cost compression in the service industry. In the Cardium and Viking, recently drilled wells are expected to offer cost reductions of approximately 15 to 30 percent relative to a year ago. These cost savings help offset the impact of commodity price declines and are a key factor in the Company’s decision to continue investment.

At the end of the second quarter, Penn West had three rigs active with the expectation of adding four more rigs throughout the third quarter.

Table 2: Second Quarter 2015 Core Area Light Oil Development Summary

	Number of Wells
	Drilled		Completed		On production
Business Unit	Gross	Net	Gross	Net	Gross	Net
Cardium	0.0	0.0	7.0	6.7	14.0	13.7
Viking	8.0	8.0	9.0	9.0	9.0	9.0
Slave Point	0.0	0.0	0.0	0.0	0.0	0.0

Total	8.0	8.0	16.0	15.7	23.0	22.7

PLAY UPDATES

Cardium

In the quarter, the teams completed seven (6.7 net) wells and brought 14 (13.7 net) wells on production in the Cardium. Activity was evenly split between Willesden Green in the south and Pembina in the north ends of the play. In the first half of 2015, total well costs were reduced by over 20 percent at Pembina Cardium Unit (“PCU”) #9, J-Lease and Easyford. As the second quarter is a light operational period because of the interruption caused by spring break-up conditions, we expect to report current cost performance in our core areas, including the Cardium, with our third quarter results.

Cardium well results as a whole remain generally in-line with internal expectations despite variances between individual wells or groups of wells. Development in the Pembina region was focused in the J-Lease and PCU #9 areas during the first half of the year. Current performance in J-Lease wells continue to exceed expectations while limited regions of lower pressure in PCU #9 are modestly affecting the performance of certain wells. In Willesden Green, production performance on recently drilled wells has exceeded our internal expectations as we continue to further the Company’s understanding of the reservoir pressure regimes in the area.

The Cardium development teams initiated post break-up activity with one rig started in late June and have since added four rigs for a total of five rigs currently operating (one in J-Lease, one in PCU #9, one in PCU #11 and two in Willesden Green). After reviewing regional results on wells utilizing a sliding sleeve design, Penn West intends to pursue a cemented liner pilot in the PCU #9 in the third quarter of 2015. The cemented liner system design is expected to increase production control and subsequent water injection to improve waterflood performance over time, which in turn is expected to improve overall project economics. As referenced above, the Cardium team’s second half 2015 drilling plans include drilling and bringing six PCU #11 wells on production later this year. This is an emerging area for Penn West with the potential to expand the Company’s inventory in an area that has not seen much development activity over the past several years.

Viking

In the Viking, the Company drilled eight (8.0 net) wells, completed nine (9.0 net) wells and brought nine (9.0 net) wells on production. Due to dry spring conditions the teams were able to accelerate planned second quarter completions and tie-ins. Planned maintenance downtime was also shifted from the second quarter into the second half of the year. As a result of these events, Viking production is up meaningfully relative to internal estimates. In addition, work on key waterflood infrastructure in the Dodsland area was completed and the teams commenced water injection in the second quarter.

Over the first half of 2015, Penn West has improved per well costs in part by transitioning our completions to a 12 stage, 12 ton technique from the previous 15 stage, 15 ton design. This innovation has resulted in per well savings of approximately $100,000 resulting in drilling and completion costs of approximately $700,000 per well and is expected to further improve the Company’s economics in areas that have seen meaningful recovery to date, despite the potential for slightly lower initial production rates. In the first half of 2015, the Company lowered its drilling and completion costs by over 15 percent from the second half of 2014.

In the Company’s second half 2015 program, the teams will be drilling several wells with longer horizontal sections in order to produce from reservoir beneath areas with surface access restrictions. While this will reduce the number of wells drilled, the expectation is to maintain overall economics and production rates.

Peace River Oil Partnership (“PROP”)

In collaboration with its partner, the Company has finalized the budget for the second half 2015 and first half 2016 development program in the area. Management is pleased to have the full support of its partner allowing for development to be accelerated in the play through the addition of a second rig to the program. The second rig is planned to start in September and carry through to the end of the year. Approximately 90 percent of the Company’s expenditures continue to be paid for by our partner in the PROP joint venture.

Slave Point

The Company suspended development activities in Slave Point at the beginning of the year based on its adjusted 2015 capital budget announced in December of 2014. As part of the comprehensive portfolio review over the quarter, the Company continues to believe that while Slave Point economics are above break-even on a half-cycle basis, the full-cycle economics are not yet competitive with many of its opportunities in other core areas, especially in the context of a constrained capital environment. Active evaluation of the play will continue with a focus on cost reductions and expect investment to resume when expected returns are competitive with other internal opportunities.

Other Opportunities

As part of Penn West’s ongoing efforts to control spending and reduce exploratory risk, while maximizing the value of its large asset base, the Company continues to actively pursue farm-out opportunities in non-core development areas. In the first half of 2015, 5.3 net wells were spud on Penn West farm-out lands. We anticipate to have an additional 13 net wells spud in the second half of the year.

DRILLING STATISTICS

	Three months ended June 30				Six months ended June 30
	2015		2014		2015		2014
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	9	8	11	10	84	76	77	57
Stratigraphic and service	—	—	2	—	1	1	4	1

Total	9	8	13	10	85	77	81	58

Success rate (1)		100%		100%		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

CAPITAL EXPENDITURES

	Three months ended June 30			Six months ended June 30
(millions)	2015	2014	% change	2015	2014	% change
Land acquisition and retention	$1	$—	100	$1	$1	—
Drilling and completions	34	31	10	163	173	(6)
Facilities and well equipping	31	30	3	91	83	10
Geological and geophysical	—	1	(100)	2	7	(71)
Corporate	1	3	(67)	4	3	33
Capital carried by partners	(3)	—	>(100)	(6)	(7)	(14)

Exploration and development capital (1)	64	65	(2)	255	260	(2)
Property dispositions, net	(411)	(1)	>100	(412)	(212)	94

Total capital expenditures	$(347)	$64	>(100)	$(157)	$48	>(100)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

LAND

	As at June 30
	Producing			Non-producing
	2015	2014	% change	2015	2014	% change
Gross acres (000s)	3,900	4,322	(10)	2,296	2,636	(13)
Net acres (000s)	2,693	2,949	(9)	1,583	1,808	(12)
Average working interest	69%	68%	1	69%	69%	—

COMMON SHARE DATA

	Three months ended June 30			Six months ended June 30
(millions of shares)	2015	2014	% change	2015	2014	% change
Weighted average
Basic	502.2	492.4	2	501.8	491.4	2
Diluted	502.2	492.6	2	501.8	491.4	2
Outstanding as at June 30				502.2	493.5	2

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback and gross revenues. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow and funds flow from operations are used to assess the Company’s ability to fund dividend and planned capital programs. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. See “Calculation of Funds Flow/Funds Flow From Operations” below for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Calculation of Funds Flow/Funds Flow From Operations

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2015	2014	2015	2014
Cash flow from operating activities	$(67)	$214	$89	$436
Change in non-cash working capital	109	77	54	111
Decommissioning expenditures	5	7	16	20

Funds flow	47	298	159	567
Monetization of foreign exchange contracts	(19)	—	(63)	—
Settlements of normal course FX contracts	(23)	(2)	(25)	(2)
Realized foreign exchange loss – debt prepayments	44	—	44	—
Realized foreign exchange loss – debt maturities	30	3	36	3

Funds flow from operations	$79	$299	$151	$568

Per share – funds flow
Basic per share	$0.09	$0.61	$0.32	$1.15
Diluted per share	0.09	0.60	0.32	1.15
Per share – funds flow from operations
Basic per share	0.16	0.61	0.30	1.15
Diluted per share	$0.16	$0.61	$0.30	$1.15

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “President’s Message”, that the funds flow from operations metric will be more comparable on a quarter-over-quarter basis and will demonstrate the consistent delivery of our operating performance, that finalizing the amending agreements with our lenders improves our financial flexibility which in turn will clear the way for our development plans in the second half of 2015, that pursuant to the amending agreements, the net proceeds from asset dispositions will be used to prepay outstanding principal amounts owing to the noteholders and to repay outstanding amounts under our syndicated bank facility on a pro rata basis until March 31, 2017 or when $650 million has been prepaid to noteholders, that in connection with the closing of several non-core divestitures during the quarter for total proceeds of approximately $414 million, these proceeds have been or will be applied to debt repayment, the continued moving forward by the Company on additional non-core asset sales in an effort to reduce debt and strengthen our balance sheet, the confidence in our ability to transact on asset dispositions despite the current commodity price environment, the increased stability in our revenues through the ongoing hedging program, continuing to execute on the long-term strategy which will make the enterprise as a whole more focused and competitive, that the best economic decision for the business is to maintain the majority of our second half drilling program and our ability to act accordingly in the future should lower crude oil prices persist; under “Outlook and Revised 2015 Capital Budget”, the revised guidance amounts for the Canadian crude oil pricing assumptions for the full year of 2015, the 2015 funds flow from operations and 2015 capital budget; under “Long-Term Debt”, pursuant to asset dispositions, the commitment to repay at par up to $650 million of the outstanding principal amount owing to noteholders (subject to noteholder acceptance), with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under the syndicated bank facility in the event any assets dispositions occur prior to March 31, 2017, the use of proceeds from the recent disposition to noteholders on August 7, 2015 with the use of exchange rate contracts to fix the offered amounts on the US denominated notes; under “Operated Development Activity”, that the analysis on the Company’s remaining capital plans for 2015 reaffirm that Penn West assets are able to deliver strong economic returns in the current commodity price environment and continued development of its core plays in the Cardium and Viking, which remain profitable on a full cycle basis, that in the Cardium and Viking, recently drilled wells are expected to offer cost reductions of approximately 15 to 30 percent relative to a year ago and the addition of four more rigs throughout the third quarter; under “Play Updates”, in the Cardium, the expectation to report current cost performance in our core areas, including the Cardium, with the third quarter results, the J-Lease will continue to exceed expectations and limited regions of lower pressure in PCU #9 will modestly affect the performance in certain wells, in Willesden Green, recently drilled wells will continue to exceed expectation, the intention to pursue a cemented liner pilot in the PCU #9 which is expected to increase production control and subsequent water injection to improve overall project economics, the bringing on of six PCU #11 wells on production later this year, and the potential expansion of inventory in the area; in the Viking, planned maintenance time being shifted into the second half of 2015, improvements to completions expected to further improve the Company’s economics in the area and the drilling of several wells with longer horizontal sections in order to produce from surface access restricted areas, maintaining overall economics and production rates despite there being fewer wells because of these longer horizontal sections; in PROP, that a second rig is planned to start September and carry through to the end of the year; in Slave Point, the expectation that investment will resume in the area when expected returns are competitive with other internal opportunities; in “Other Opportunities”, the expectation for the Company to have an additional 13 net wells spud in the second half of the year.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the terms and timing of asset sales to be completed under our ongoing program to sell non-core assets; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the heading “Outlook and Revised 2015 Capital Budget”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, whether due to the failure to receive requisite regulatory approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand; the impact of weather conditions on our ability to execute capital programs; the risk that we will be unable to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including those discussed herein; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	June 30, 2015	December 31, 2014
Assets
Current
Cash		$89	$67
Accounts receivable		197	182
Other		57	46
Deferred funding assets	3	69	84
Risk management	8	6	31

		418	410

Non-current
Deferred funding assets	3	181	195
Exploration and evaluation assets	4	499	505
Property, plant and equipment	5	7,512	7,906
Goodwill		706	734
Risk management	8	59	102

		8,957	9,442

Total assets		$9,375	$9,852

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$337	$529
Dividends payable		5	70
Current portion of long-term debt	6	321	283
Decommissioning liability	7	69	52
Risk management	8	18	9

		750	943
Non-current
Long-term debt	6	1,885	1,866
Decommissioning liability	7	500	533
Risk management	8	8	10
Deferred tax liability	11	920	914
Other non-current liabilities		4	4

		4,067	4,270

Shareholders’ equity
Shareholders’ capital	9	8,993	8,983
Other reserves		91	89
Deficit		(3,776)	(3,490)

		5,308	5,582

Total liabilities and shareholders’ equity		$9,375	$9,852

Subsequent events (Notes 6, 8 and 9)

Commitments and contingencies (Note 12)

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended June 30			Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2015	2014	2015	2014
Oil and natural gas sales and other income		$364	$685	$675	$1,378
Royalties		(39)	(112)	(76)	(214)

		325	573	599	1,164

Risk management gain (loss)	8	(14)	(11)	38	(41)

		311	562	637	1,123

Expenses
Operating		153	147	315	351
Transportation		12	12	23	23
General and administrative		23	34	45	70
Restructuring		3	7	5	11
Share-based compensation	10	7	8	7	17
Depletion and depreciation	5	174	187	355	374
Loss (gain) on dispositions	5	(95)	—	(95)	48
Foreign exchange loss (gain)	6	(21)	(66)	153	9
Exploration and evaluation	4	—	16	—	16
Financing	6	43	39	80	80
Accretion	7	10	9	19	18

		309	393	907	1,017

Income (loss) before taxes		2	169	(270)	106

Deferred tax expense	11	30	26	6	52

Net and comprehensive income (loss)		$(28)	$143	$(276)	$54

Net income (loss) per share
Basic		$(0.06)	$0.29	$(0.55)	$0.11
Diluted		$(0.06)	$0.29	$(0.55)	$0.11
Weighted average shares outstanding (millions)
Basic	9	502.2	492.4	501.8	491.4
Diluted	9	502.2	492.6	501.8	491.4

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended June 30			Six months ended June 30
(CAD millions, unaudited)	Note	2015	2014	2015	2014
Operating activities
Net income (loss)		$(28)	$143	$(276)	$54
Depletion and depreciation	5	174	187	355	374
Loss (gain) on dispositions	5	(97)	—	(97)	48
Exploration and evaluation		—	16	—	16
Accretion	7	10	9	19	18
Deferred tax expense	11	30	26	8	52
Share-based compensation	10	1	2	2	5
Unrealized risk management loss (gain)	8	52	(16)	75	(6)
Unrealized foreign exchange loss (gain)	6	(95)	(69)	73	6
Decommissioning expenditures	7	(5)	(7)	(16)	(20)
Change in non-cash working capital		(109)	(77)	(54)	(111)

		(67)	214	89	436

Investing activities
Capital expenditures		(64)	(65)	(255)	(260)
Property dispositions (acquisitions), net		411	(1)	412	212
Change in non-cash working capital		(65)	(55)	(143)	(61)

		282	(121)	14	(109)

Financing activities
Increase (decrease) in long-term debt	6	295	9	484	(171)
Repayments of senior notes	6	(495)	(62)	(580)	(62)
Issue of equity		—	11	—	11
Realized foreign exchange loss on repayments	6	74	3	80	3
Dividends paid		(5)	(54)	(65)	(108)

		(131)	(93)	(81)	(327)

Change in cash		84	—	22	—
Cash, beginning of period		5	—	67	—

Cash, end of period		$89	$—	$89	$—

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(276)	(276)
Share-based compensation	10	—	2	—	2
Issued to dividend reinvestment plan	9	10	—	—	10
Dividends declared	9	—	—	(10)	(10)

Balance at June 30, 2015		$8,993	$91	$(3,776)	$5,308

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive income		—	—	54	54
Share-based compensation	10	—	5	—	5
Issued on exercise of options	9	12	(1)	—	11
Issued to dividend reinvestment plan	9	29	—	—	29
Dividends declared	9	—	—	(138)	(138)

Balance at June 30, 2014		$8,954	$84	$(1,564)	$7,474

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2014.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on July 29, 2015.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	June 30, 2015	December 31, 2014
Peace River Oil Partnership	$167	$195
Cordova Joint Venture	83	84

Total	$250	$279

Current portion	$69	$84
Long-term portion	181	195

Total	$250	$279

4. Exploration and evaluation (“E&E”) assets

	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$505	$645
Capital expenditures	7	92
Joint venture, carried capital	—	16
Expense	—	(16)
Transfers to PP&E	(13)	(232)

Balance, end of period	$499	$505

5. Property, plant and equipment

Cost	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$17,456	$17,974
Capital expenditures	248	640
Joint venture, carried capital	6	13
Acquisitions	2	12
Dispositions	(486)	(1,416)
Transfers from E&E	13	232
Decommissioning additions (dispositions), net	(19)	1

Balance, end of period	$17,220	$17,456

Accumulated depletion and depreciation	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$9,550	$8,899
Depletion and depreciation	355	750
Impairments	—	634
Dispositions	(197)	(733)

Balance, end of period	$9,708	$9,550

Net book value	June 30, 2015	December 31, 2014
Total	$7,512	$7,906

In 2015, Penn West has recorded gains on dispositions of $95 million (2014 - $48 million loss), which included $2 million expense related to advisory fees (2014 – insignificant).

6. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate (1)		June 30, 2015	December 31, 2014
2007 Notes	US$259	2015 – 2022	6.36%		$324	$550
2008 Notes	US$417, CAD$30	2016 – 2020	6.74%		551	587
UK Notes	£49	2018	6.95	%(2)	96	103
2009 Notes	US$79(3), £19, €9	2015 – 2019	9.43	%(4)	149	158
2010 Q1 Notes	US$187	2015 – 2025	6.20%		234	341
2010 Q4 Notes	US$146, CAD$48	2015 – 2025	5.47%		231	258
2011 Notes	US$91, CAD$23	2016 – 2021	4.99%		137	152

Total senior notes					1,722	2,149
Syndicated bank facility advances					484	—

Total long-term debt					$2,206	$2,149

(1)	Average interest rate can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.28 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 8).
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.99 percent and 10.02 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment (refer to Note 8).

The split between current and non-current long-term debt is as follows:

	June 30, 2015	December 31, 2014
Current portion	$321	$283
Long-term portion	1,885	1,866

Total	$2,206	$2,149

There were no senior notes issued in either 2015 or 2014. Subsequent to June 30, 2015, $98 million from the most recently completed dispositions was offered and accepted by lenders for further prepayment of outstanding notes and repayment of indebtedness on our syndicated bank facility on a pro rata basis. The pro rata syndicated bank facility allocation of $17 million was repaid in early July. The Company expects the allocated noteholders amount to be paid on August 7, 2015.

Additional information on Penn West’s senior notes is as follows:

	June 30, 2015	December 31, 2014
Weighted average remaining life (years)	3.6	3.7
Weighted average interest rate (1)	6.5%	6.0%

(1)	Includes the effect of cross currency swaps (refer to Note 8).

At June 30, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At June 30, 2015, the Company had $0.7 billion of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. At June 30, 2015, 22 percent (December 31, 2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At June 30, 2015, the Company was in compliance with all of its financial covenants under such lending agreements.

Letters of credit totalling $47 million were outstanding on June 30, 2015 (December 31, 2014 – $30 million) that reduce the amount otherwise available to be drawn on the syndicated bank facility.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility.

During the second quarter of 2015, Penn West repaid senior notes in an aggregate amount of US$165 million as part of normal maturities and additional amounts of US$202 million, $18 million, £8 million and €1 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. Penn West also repaid a total of $38 million outstanding under its syndicated bank facility using asset disposition proceeds. Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.

The split between realized and unrealized foreign exchange is as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Realized foreign exchange loss on debt maturities	$(30)	$(3)	$(36)	$(3)
Realized foreign exchange loss on debt pre-payments	(44)	—	(44)	—
Unrealized foreign exchange gain (loss)	95	69	(73)	(6)

Foreign exchange gain (loss)	$21	$66	$(153)	$(9)

7. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2014 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (December 31, 2014 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	June 30, 2015	December 31, 2014
Current portion	$69	$52
Long-term portion	500	533

Total	$569	$585

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$585	$603
Net liabilities incurred (disposed) (1)	(15)	(75)
Increase (decrease) in liability due to change in estimate	(4)	76
Liabilities settled	(16)	(55)
Accretion charges	19	36

Balance, end of period	$569	$585

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

8. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior, notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility. At June 30, 2015, the estimated fair values of the principal and interest obligations of the outstanding notes totalled $1.6 billion (December 31, 2014 – $2.2 billion) compared to the carrying value of $1.7 billion (December 31, 2014 – $2.1 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at June 30, 2015 and December 31, 2014, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$114	$12
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(49)	51
Electricity swaps	7	(2)
Interest rate swaps	—	1
Foreign exchange forwards	(43)	48
Cross currency swaps	10	4

Total fair value, end of period	$39	$114

Penn West had the following financial instruments outstanding as at June 30, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s syndicated bank facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	70,000 mcf/d	Jul/15 – Dec/15	$2.86/mcf	$1
AECO Swaps	14,200 mcf/d	Jan/16 – Dec/16	$3.06/mcf	—

Crude Oil
WTI Swaps	7,500 bbl/d	Jul/15 – Sep/15	US$52.00/bbl	(7)
WTI Swaps	5,000 bbl/d	Jul/15 – Sep/15	CAD$74.78/bbl	—
WTI Swaps	12,500 bbl/d	Oct/15 – Dec/15	CAD$72.57/bbl	(4)
WTI Swaps	2,500 bbl/d	Jan/16 – Mar/16	CAD$76.60/bbl	—
WTI Swaps	5,000 bbl/d	Jan/16 – Dec/16	CAD$72.08/bbl	(9)

Electricity swaps
Alberta Power Pool	10 MW	Jul/15 – Dec/15	$58.50/MWh	—
Alberta Power Pool	70 MW	Jul/15 – Dec/15	$55.17/MWh	(2)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	(1)

Crude oil assignment
18 – month term	10,000 boe/d	Jul/15 – May/16	Differential WCS (Edm) vs. WCS (USGC)	4

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$229	2015 – 2022	1.000 CAD/USD	55

Foreign exchange forwards on debt prepayments
	US$70	Aug/15	1.237 CAD/USD	—

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(1)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	5
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$39

Based on June 30, 2015 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $5 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $2 million.

Subsequent to June 30, 2015, the Company entered into additional crude oil swaps on 2,000 barrels per day of production in the first quarter of 2016 at WTI $70.00 per barrel, 1,000 barrels per day of production in the second quarter of 2016 at WTI $71.50 per barrel and AECO swaps for 2016 on 4,700 mcf per day of production at an average price of $3.13 per mcf.

The components of risk management on the Statement of Income are as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Realized
Settlement of commodity contracts/assignment	$(4)	$(29)	$7	$(49)
Monetization of commodity contracts	—	—	18	—
Settlement of foreign exchange contracts	23	2	25	2
Monetization of foreign exchange contracts	19	—	63	—

Total realized risk management gain (loss)	38	(27)	113	(47)

Unrealized
Commodity contracts	(17)	39	(42)	1
Electricity swaps	11	3	7	4
Interest rate swaps	—	—	—	1
Crude oil assignment	(4)	—	(7)	—
Foreign exchange contracts	(49)	(21)	(43)	(3)
Cross-currency swaps	7	(5)	10	3

Total unrealized risk management gain (loss)	(52)	16	(75)	6

Risk management gain (loss)	$(14)	$(11)	$38	$(41)

Operating costs for the six months ended June 30, 2015 include a realized loss of $4 million (2014 – $2 million loss) on electricity contracts and for the second quarter a realized gain of $1 million (2014 – $2 million loss).

Market risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

Foreign currency rate risk

In 2015, the Company monetized a total of US$315 million of foreign exchange forward contracts on senior notes and settled US$77 million as part of normal course maturities. At June 30, 2015, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$70	2015	1.237 CAD/USD
Buy US$18	2016	0.995 CAD/USD
Buy US$78	2017	0.999 CAD/USD
Buy US$26	2018	0.995 CAD/USD
Buy US$76	2019	0.992 CAD/USD
Buy US$31	2020	0.995 CAD/USD

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2014	489,077,284	$8,913
Issued on exercise of equity compensation plans (1)	1,067,000	12
Issued to dividend reinvestment plan	7,175,803	58

Balance, December 31, 2014	497,320,087	8,983
Issued to dividend reinvestment plan	4,843,076	10

Balance, June 30, 2015	502,163,163	$8,993

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended June 30		Six months ended June 30
Average shares outstanding (millions)	2015	2014	2015	2014
Weighted average
Basic	502.2	492.4	501.8	491.4
Dilutive impact	—	0.2	—	—

Diluted	502.2	492.6	501.8	491.4

For the second quarter of 2015, 17.4 million shares (2014 – 12.4 million) that would be issued under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

For the first six months of 2015, 17.4 million shares (2014 – 18.7 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the Dividend Reinvestment Plan, Penn West paid dividends of $0.01 per share totalling $5 million in the second quarter of 2015 and $75 million in the first six months of 2015. On July 15, 2015, Penn West paid its second quarter dividend of $0.01 per share totalling $5 million.

10. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The current plan came into effect in 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Six months ended June 30, 2015		Year ended December 31, 2014
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,460,158	$13.91	14,951,830	$17.63
Granted	5,061,500	1.86	8,332,400	8.84
Exercised	—	—	(1,067,000)	9.80
Forfeited/ Expired	(2,131,479)	12.87	(7,757,072)	16.20

Outstanding, end of period	17,390,179	$10.53	14,460,158	$13.91

Exercisable, end of period	6,220,414	$17.58	4,162,904	$20.14

Long-Term Retention and Incentive Plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration, that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Six months ended June 30, 2015	Year ended December 31, 2014
Outstanding, beginning of period	3,166,476	2,813,769
Granted	8,980,950	2,749,440
Vested and paid	(1,156,440)	(1,132,029)
Forfeited/ Expired	(678,810)	(1,264,704)

Outstanding, end of period	10,312,176	3,166,476

At June 30, 2015, LTRIP obligations of $4 million were classified as a current liability (December 31, 2014 – $4 million) included in accounts payable and accrued liabilities and $3 million was classified as a non-current liability (December 31, 2014 – $3 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) Plan

The DSU plan became effective in 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At June 30, 2015, 336,330 DSUs (December 31, 2014 – 181,873) were outstanding and $1 million was recorded as a current liability (December 31, 2014 – $1 million).

Performance Share Unit (“PSU”) Plan

The PSU plan became effective in 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Six months ended June 30, 2015	Year ended December 31, 2014
Outstanding, beginning of period	771,020	969,723
Granted	1,483,000	620,000
Vested	(180,010)	(570,770)
Forfeited	(103,161)	(247,933)

Outstanding, end of period	1,970,849	771,020

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At June 30, 2015, $1 million (December 31, 2014 - nil) was a current liability included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2014 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan, which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Six months ended June 30
	2015	2014
Options	$2	$5
LTRIP	4	9
PSU	1	3

Share-based compensation	$7	$17

The share price used in the fair value calculation of the LTRIP, PSU and DSU obligations at June 30, 2015 was $2.15 (June 30, 2014 – $10.42). Share-based compensation related to the DSU was insignificant in both periods.

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Six months ended June 30
	2015	2014
Average fair value of options granted (per share)	$0.63	$1.26
Expected life of options (years)	4.0	4.0
Expected volatility (average)	43.6%	31.3%
Risk-free rate of return (average)	0.6%	1.4%
Dividend yield	2.0%	6.1%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

11. Deferred income taxes

The proposed corporate tax rate increase in Alberta from 10 percent to 12 percent was substantively enacted during the second quarter. As a result of this change, a $60 million charge was recorded in deferred income tax expense during the period.

In 2015, the Company has received Investment tax credit refunds totalling $2 million (2014 - nil) which was included in deferred income taxes.

12. Commitments and contingencies

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In 2014, Penn West became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A. In 2014, Penn West was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, are premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

Investor Information

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4.3 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

2015 Second Quarter Results Conference Call Details

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00am Eastern Time) on Thursday, July 30, 2015.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=1017770&s=1&k=95661ED22218B408F36E9EECE402E17E

A digital recording will be available for replay two hours after the call’s completion, and will remain available until August 13, 2015 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 74205279, followed by the pound (#) key.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com